SCHEDULE 13D
(Rule 13d-101)
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Under the Securities Exchange Act of 1934 (Amendment No.      )
Encore Energy Partners LP

(Name of Issuer)
Common Units

(Title of Class of Securities)
29257A 106

(CUSIP Number)
Jon S. Brumley
777 Main Street, Suite 1400
Fort Worth, Texas 76102
Telephone: (817) 877-9955

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 17, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Encore Acquisition Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		14,062,247

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,062,247

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,062,247

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 61.0%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Encore Partners LP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		10,018,769

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,018,769

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,018,769

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 43.4%

14	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EAP Operating, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,043,478

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,043,478

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,043,478

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 17.5%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EAP Properties, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,043,478

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,043,478

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,043,478

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 17.5%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Encore Operating, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		4,043,478

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,043,478

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,043,478

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 17.5%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS

Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests (“Common Units”) of Encore Energy Partners LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 777 Main Street, Suite 1400, Fort Worth, Texas, 76102.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by (i) Encore Acquisition Company, a Delaware corporation (“EAC”), (ii) Encore Partners LP Holdings LLC, a Delaware limited liability company (“LP Holdings”), (iii) EAP Operating, Inc., a Delaware corporation (“EAP Operating”), (iv) EAP Properties, Inc., a Delaware corporation (“EAP Properties”), and (v) Encore Operating, L.P., a Texas limited partnership (“Encore Operating” and, together with EAC, LP Holdings, EAP Operating and EAP Properties, the “Reporting Persons”).
          EAC is a publicly traded oil and natural gas company. EAC is the sole member of LP Holdings and is the sole shareholder of each of EAP Operating and EAP Properties. EAP Operating and EAP Properties are the sole general partner and sole limited partner, respectively, of Encore Operating. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
          Encore Energy Partners GP LLC, a Delaware limited liability company (the “General Partner”), is the general partner of the Issuer.
     (b) The business address of each of the Reporting Persons is 777 Main Street, Suite 1400, Fort Worth, Texas, 76102.
     (c) The principal business of EAC is to engage in the acquisition and development of oil and natural gas reserves from onshore fields in the United States. LP Holdings’ principal business is to hold a limited partner interest in the Issuer. EAP Operating and EAP Properties’ principal businesses are to hold a general partner interest and a limited partner interest, respectively, in Encore Operating. Encore Operating’s principal business is to hold oil and natural gas properties and related assets of EAC and a limited partner interest in the Issuer.
     (d) – (e) During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Not applicable.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’

knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Issuer was formed in February 2007 as a Delaware limited partnership to acquire, exploit and develop oil and natural gas properties and to acquire, own and operate related assets. Upon the formation of the Issuer, LP Holdings and the General Partner contributed $588 and $12, respectively, to the Issuer. Prior to the Issuer’s initial public offering of 9,000,000 Common Units (the “Offering”), LP Holdings’ limited partner interest in the Issuer was converted to 10,279,639 Common Units.
     At the closing of the Offering, the following actions, among others, occurred:
•	Encore Operating transferred certain oil and natural gas assets and related assets located in the Permian Basin of West Texas to the Issuer in exchange for 4,043,478 Common Units; and

•	through a series of transactions, 260,870 Common Units owned by LP Holdings were transferred to the General Partner, which the General Partner exchanged for an equal number of general partner units in the Issuer in order to maintain its 2% general partner interest.
     In the event the underwriters exercise their option to purchase additional Common Units in connection with the Offering, additional Common Units owned by LP Holdings will be transferred to the General Partner, which will exchange them for an equal number of general partner units in the Issuer in order to maintain its 2% general partner interest.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) None.
     (b) None.
     (c) None.

     (d) The General Partner is not elected by the Issuer’s unitholders and will not be subject to re-election on a regular basis in the future. The Issuer’s unitholders will also not be entitled to elect the directors of the General Partner or directly or indirectly participate in the Issuer’s management or operation. As owner of the General Partner, EAC will have the ability to elect all the members of the board of directors of the General Partner.
     (e) EAC as indirect owner of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
     Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.
     The Issuer’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) is hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on September 21, 2007, which is incorporated in its entirety in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) (1) EAC, as the direct and indirect owner of LP Holdings and EAP Operating, may be deemed to be the beneficial owner of 14,062,247 Common Units, which represents approximately 61.0% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, and there being 23,062,247 Common Units outstanding as of September 17, 2007).
          (2) LP Holdings is the record and beneficial owner of 10,018,769 Common Units, which represents approximately 43.4% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3, and there being 23,062,247 Common Units outstanding as of September 17, 2007). See Item 3 for information on LP Holdings’ obligation to transfer Common Units to the General Partner, which will exchange such units for an equal number of general partner units in the Issuer in order to maintain its 2% general partner interest.
          (3) EAP Operating and EAP Properties, as the sole general partner and sole limited partner, respectively, of Encore Operating, may be deemed to beneficially own the 4,043,478 Common Units held by Encore Operating, which represents approximately 17.5% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 and there being 23,062,247 Common Units outstanding as of September 17, 2007).
          (4) Encore Operating is the record and beneficial owner of 4,043,478 Common Units, which represents approximately 17.5% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3, and there being 23,062,247 Common Units outstanding as of September 17, 2007).
          (5) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by EAC on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
     Subject to the terms and conditions of the Partnership Agreement, the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.
     The Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, voting, distributions, transfers, the General Partner’s limited call right and allocations of profits and losses to the partners.
     Under the Limited Liability Company Agreement of the General Partner, EAC, as the indirect sole member of the General Partner, has the right to elect the members of the board of directors of the General Partner.
     References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 21, 2007, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the Limited Liability Company Agreement of the General Partner as set forth in this Item 6 are qualified in their entirety by reference to the Limited Liability Company Agreement of the General Partner filed as Exhibit 3.4 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 11, 2007, which is incorporated in its entirety in this Item 6.
Item 7. Material to Be Filed as Exhibits
99.1	Second Amended and Restated Agreement of Limited Partnership of Encore Energy Partners LP (including specimen unit certificate for the Common Units) (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 21, 2007).

99.2	Limited Liability Company Agreement of Encore Energy Partners GP LLC (incorporated by reference to Exhibit 3.4 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 11, 2007).

99.3	Joint Filing Statement (filed herewith).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: September 27, 2007

ENCORE ACQUISITION COMPANY
By:	/s/ Robert C. Reeves
Robert C. Reeves
Senior Vice President, Chief Financial Officer and Treasurer

ENCORE PARTNERS LP HOLDINGS LLC
By:	/s/ Robert C. Reeves
Robert C. Reeves
Vice President, Treasurer and Secretary

EAP OPERATING, INC.
By:	/s/ Robert C. Reeves
Robert C. Reeves
Senior Vice President, Chief Financial Officer and Treasurer

EAP PROPERTIES, INC.
By:	/s/ Robert C. Reeves
Robert C. Reeves
Senior Vice President, Chief Financial Officer and Treasurer

ENCORE OPERATING, L.P.
By:	EAP Operating, Inc., its general partner

By:	/s/ Robert C. Reeves
Robert C. Reeves
Senior Vice President, Chief Financial Officer and Treasurer

Schedule 1
Listed Persons
(As of September 17, 2007)
Executive Officers of Encore Acquisition Company
I. Jon Brumley
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: Chairman of the Board
Citizenship: USA
Amount Beneficially Owned: 71,400 Common Units (less than 1%)*
Jon S. Brumley
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: Chief Executive Officer, President and Director
Citizenship: USA
Amount Beneficially Owned: 7,100 Common Units (less than 1%)*
Robert C. Reeves
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer
Citizenship: USA
Amount Beneficially Owned: 3,500 Common Units (less than 1%)*
L. Ben Nivens
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: Senior Vice President and Chief Operating Officer
Citizenship: USA
Amount Beneficially Owned: 2,000 Common Units (less than 1%)*
John W. Arms
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: Senior Vice President, Acquisitions
Citizenship: USA
Amount Beneficially Owned: 14,200 Common Units (less than 1%)*
Philip D. Devlin
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: Senior Vice President, General Counsel and Secretary
Citizenship: USA
Amount Beneficially Owned: 1,100 Common Units (less than 1%)*
Thomas H. Olle
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102

Principal Occupation: Vice President, Mid-Continent
Citizenship: USA
Amount Beneficially Owned: 200 Common Units (less than 1%)*
Kevin Treadway
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: Vice President, Land
Citizenship: USA
Amount Beneficially Owned: 3,800 Common Units (less than 1%)*
Andy Lowe
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: Vice President, Marketing
Citizenship: USA
Amount Beneficially Owned: 0
Board of Directors of Encore Acquisition Company
I. Jon Brumley
(see above)
Jon S. Brumley
(see above)
John A. Bailey
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: Portfolio Manager, Global Energy, at Carlyle — Blue Wave Partners Management, LP
Citizenship: USA
Amount Beneficially Owned: 0
Martin C. Bowen
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: Vice President and Chief Financial Officer of Fine Line, a private holding company
Citizenship: USA
Amount Beneficially Owned: 11,000 Common Units (less than 1%)*
Ted Collins, Jr.
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: private oil and gas investments
Citizenship: USA
Amount Beneficially Owned: 52,300 Common Units (less than 1%)*

Ted Gardner
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: Managing Partner of Silverhawk Capital Partners (a private equity investment group)
Citizenship: USA
Amount Beneficially Owned: 23,800 Common Units (less than 1%)*
John V. Genova
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: Vice President of Corporate Planning for Tesoro Corporation (an independent petroleum refiner)
Citizenship: USA
Amount Beneficially Owned: 0
James A. Winne III
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: President and Chief Executive Officer of Legend Natural Gas II, L.P. (an independent oil and gas company)
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of Encore Partners LP Holdings LLC
Jon S. Brumley
President and Assistant Secretary
(see above)
Robert C. Reeves
Vice President, Treasurer and Secretary
(see above)
Managers of Encore Partners LP Holdings LLC
Jon S. Brumley
(see above)
Robert C. Reeves
(see above)
Executive Officers of EAP Operating, Inc.
Jon S. Brumley
(see above)
L. Ben Nivens
(see above)
Robert C. Reeves
(see above)

Philip D. Devlin
(see above)
Thomas H. Olle
(see above)
John W. Arms
(see above)
Kevin Treadway
(see above)
Directors of EAP Operating, Inc.
Robert C. Reeves
(see above)
Executive Officers of EAP Properties, Inc.
Jon S. Brumley
(see above)
L. Ben Nivens
(see above)
Robert C. Reeves
(see above)
Philip D. Devlin
(see above)
John W. Arms
(see above)
Kevin Treadway
(see above)
Directors of EAP Properties, Inc.
Robert C. Reeves
(see above)
Brian T. Harrison
c/o Encore Acquisition Company, 777 Main Street, Suite 1400, Fort Worth, Texas, 76102
Principal Occupation: Director
Citizenship: USA
Amount Beneficially Owned: 0

Executive Officers of Encore Operating, L.P.
See above for information regarding the executive officers of EAP Operating, Inc., the general partner of Encore Operating, L.P.
Directors of Encore Operating, L.P.
See above for information regarding the directors of EAP Operating, Inc., the general partner of Encore Operating, L.P.

*	Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units.

EXHIBIT INDEX

99.1	Second Amended and Restated Agreement of Limited Partnership of Encore Energy Partners LP (including specimen unit certificate for the common units) (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 21, 2007).

99.2	Limited Liability Company Agreement of Encore Energy Partners GP LLC (incorporated by reference to Exhibit 3.4 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 11, 2007).

99.3	Joint Filing Statement (filed herewith).